

Mail Stop 4631

August 11, 2009

Wenbing Christopher Wang, Chief Financial Officer
Fushi Copperweld, Inc.
c/o Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

> **Re:** **Fushi Copperweld, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed August 6, 2009**
> **File No. 333-160449**

Dear Mr. Wang:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Registration Statement, Calculation of Registration Fee

1. Please correct the footnote reference next to the 3,000,000 share number in the "Amount being Registered" column. The correct reference should be footnote (5).

Description of the Securities We May Offer, page 4

Capital Stock, page 4

2. In the first paragraph on page 5, please describe the difference between 30,102,485 shares of common stock being issued and 27,902,485 shares of common stock being "issued and outstanding." Otherwise, please revise your disclosure to remove any ambiguities.

Selling Stockholders, page 23

3. We note your revised disclosure in response to comment 4 in our letter dated July 29, 2009. In the first sentence of the sixth paragraph, instead of listing Hua-Mei 21st Century, LLC as one of the selling shareholders, you reference Hua-Mei 21st Century Partners, LP twice. Please revise your disclosure to correctly identify all of the selling shareholders.

4. We note your response to comment 5 in our letter dated July 29, 2009. Please disclose the exercise price and expiration date of the different warrant series. Also indicate in the footnotes to the selling stockholder table, whether the shares underlying the warrants refer to the Series A, B or C warrants.

Part II – Information Not Required in Prospectus

Item 16. Exhibits

5. In the Exhibit Index, please correct the date of the Escrow Agreement filed as Exhibit 4.26.

6. While in the Exhibit Index the consent of Moore Stephens Wurth Frazer and Torbet is listed as Exhibit 23.2, the consent is actually filed on EDGAR as Exhibit 23.1. Please correct the Exhibit Index to properly reflect the filed exhibits.

Exhibit 5.1 – Opinion of Lewis and Roca LLP as to the legality of the securities being registered under the Resale Prospectus

7. We note your response to comment 10 in our letter dated July 29, 2009. However, the assumption in clause (g) in the second paragraph on page 1 is too broad. Furthermore, counsel has already assumed in its legality opinion on page 2 that the Warrant Shares will be issued in the manner provided for in the Warrants. Therefore, please delete clause (g).

Exhibit 5.2 – Opinion of Lewis and Roca LLP as to the legality of the securities being registered under the Offering Prospectus

8. Please revise the first paragraph to reflect that the Securities being registered are for a maximum aggregate offering price of $100,000,000.

9. We note that the legal opinion is limited to the laws of the state of Nevada; however, since the indentures and warrant agreements represent contractual obligations governed by the laws of the State of New York, please have counsel revise the legal opinion to also opine on the laws of the State of New York with respect to the debt securities and warrants.

10. Counsel can limit reliance with regard to purpose, but not person. Please revise the penultimate paragraph of the opinion accordingly.

       As appropriate, please amend your filing and respond to these comments. You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any questions.

Sincerely,

Pamela A. Long
Assistant Director